Exhibit 99.3

Contact: Beth Young
The Corporate Library
www.thecorporatelibrary.com

High Risk Alert
Pennsylvania Legislature Puts its Thumb on the Scale in the Sovereign-Relational Proxy Contest Board Analyst

3 February 2006 - Since last fall, Relational Investors, an active investment adviser that uses corporate governance reform as a mechanism for improving corporate performance, has been pushing for board-level change at Sovereign Bancorp (SOV), citing a lack of board independence, inadequate disclosure of conflicts of interest, broken promises by Sovereign management regarding acquisition strategy, and other factors. Every step of the way, Relational has been met with one shareholder-disempowering defensive tactic after another. In light of these actions, The Corporate Library downgraded Sovereign’s overall Board Effectiveness Rating to F, effective today.

Shortly after Relational announced its intention to run independent director candidates for election to Sovereign’s board, Sovereign unveiled a plan to sell a 20% equity stake in itself to Grupo Santander, a Spanish bank. When it became clear to Sovereign that the stock sale could trigger a shareholder voting requirement under the New York Stock Exchange’s listing standards, the deal was revised slightly (with advice from the NYSE, unfortunately) in order to avoid the shareholder-approval requirement.

Sovereign has resisted Relational’s information request, filed preemptive litigation to have the request declared illegal, attacked Relational as a short-term investor looking for a quick sale, and sent shareholders a positive article about the Sovereign/Santander deal without disclosing the long-standing business ties between Sovereign and the author’s employer, a bank that had done business with Sovereign. Last month, Sovereign’s board also changed the bylaw governing the holding of Sovereign’s annual meeting of shareholders, which had the effect of allowing Sovereign to postpone the 2006 annual meeting until after the sale to Santander closes; this dilution of existing holders’ stakes, coupled with Santander’s probable management-friendly orientation, is likely to make Relational’s proxy challenge more difficult.

In the latest twist, Sovereign has convinced the legislature of Pennsylvania, where Sovereign is incorporated, to enact changes to its corporate law designed to help Sovereign in its dispute with Relational. Governor Ed Rendell is expected to sign the bill into law quickly, given the absence of debate in the legislature. Pennsylvania is no stranger to special-interest-driven corporate law changes:  in 1990, it adopted a sweeping set of antitakeover measures-the strongest in the nation-in response to a hostile bid for PA-incorporated Armstrong World Industries. Amendments to the corporate code were also hastily adopted in Michigan several years ago to help Michigan-incorporated Taubman Centers repel a hostile bid by Simon Property Group.

The new law would help Sovereign in two ways. First, it would exempt from the definition of a “control” transaction a transfer of 20% of a company’s stock if the stock was owned by the company (so-called “treasury stock”), as is the case with the Sovereign/Santander deal. (Sovereign is selling more than 20% of its shares-a mix of treasury and other shares-to Santander, although for purposes of the NYSE’s approval requirement the deal is treated as a sale of 19.8%.)  Currently, Pennsylvania law requires an acquiror of 20% or more of a company’s stock to pay all shareholders “fair value” for their stock as well.  Relational believes that fair value for Sovereign’s stock is higher than the $27 per share Santander will pay.

Second, the new law would reverse the default rule for director removal, barring the removal of directors without cause unless there’s a “specific and unambiguous” statement to the contrary in the charter. Relational has announced that it intends to solicit shareholder support to remove Sovereign CEO Jay Sidhu from the board, and reserves the right to seek removal of the entire board. Sovereign’s board is classified, so approximately two-thirds of its directors will not be running for reelection at the next annual meeting.

Despite numerous statements in SEC filings that directors can be removed by holders of a majority of shares without cause, Sovereign now takes the position that removal can only be effected for cause. Sovereign’s charter and bylaws are silent on the standard for director removal, and Pennsylvania’s current default rule allows removal without cause unless otherwise provided in a shareholder-adopted bylaw. An exception to this rule, which provides for cause-only removal at companies whose board is classified in the bylaws, may not apply to Sovereign because its board is classified in the charter.

The new director removal standard will affect many Pennsylvania corporations in addition to Sovereign, in ways the Pennsylvania legislature may not have foreseen or desired. Companies that wish to have the state-law default standard for something like director removal often simply leave their charters and bylaws silent on the issue; the legal effect of this silence is that the state-law standard applies. Now, if the state-law presumption is reversed, companies whose governance documents do not specify without-cause removal will see their own standards change to cause-only.

This shareholder-disempowering development could affect the corporate governance ratings of these companies-the director removal standard is an important component of The Corporate Library’s takeover defense rating-and could even raise the cost of capital for these companies. Of course, these companies can propose charter amendments re-adopting without-cause removal, but that will take time and effort, since shareholder approval will need to be obtained for such amendments.